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                              December 15, 2022

       Cristopher T. Weber
       Chief Financial Officer
       Valaris Limited
       Clarendon House
       2 Church Street
       Hamilton, Bermuda HM 11

                                                        Re: Valaris Limited
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed on February
22, 2022
                                                            Form 8-K filed on
November 1, 2022
                                                            File No. 001-08097

       Dear Cristopher T. Weber:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed on November 1, 2022

       Operating Statistics, page 9

   1. We note your reconciliations of non-GAAP measures, Adjusted Total Revenues, Adjusted
                                                        Total EBITDAR and
Adjusted Total EBITDA presented on pages 9, 10, and 12
                                                        respectively. Your
adjustments (a) include Valaris    50% share of unconsolidated entity
                                                        ARO   s revenue in
calculating Adjusted Total Revenues and (b) exclude Valaris    50%
                                                        share of unconsolidated
entity ARO   s    depreciation and amortization, interest and other
                                                        expense in calculating
Adjusted Total EBITDA and Adjusted Total EBITDAR. We note
                                                        that you account for
the investments in unconsolidated entity ARO, using the equity method of accounting.
It appears these non-GAAP measures which (a) include
                                                        proportionate share of
ARO   s revenue and (b) exclude proportionate share of ARO   s
                                                        depreciation and
amortization, interest and other expenses, substitute individually tailored
 Cristopher T. Weber
Valaris Limited
December 15, 2022
Page 2
         recognition and measurement methods for those of GAAP. Please tell us how you considered the guidance in Question 100.04 of the Division's Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G
         when presenting this measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. Please
         revise your disclosures as appropriate.
Reconciliation of Operating Income (Loss) to Adjusted EBITDAR, page 31

2. Please tell us how your reconciliation of Adjusted EBITDAR to operating income of
         $78.0 million complies with the requirement to reconcile to the most directly comparable financial measure (i.e. net income) calculated and presented in accordance with GAAP.
         Please refer to Item 10(e)(1)((i)(A) of Regulation S-K and Question
103.02 of the
         Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations and
         revise your disclosures as appropriate.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-
3388 with any questions.



FirstName LastNameCristopher T. Weber                       Sincerely,
Comapany NameValaris Limited
                                                            Division of
Corporation Finance
December 15, 2022 Page 2                                    Office of Energy &
Transportation
FirstName LastName